   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1995

                                                  REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ROBBINS & MYERS, INC.

                                      Ohio
                            (STATE OF INCORPORATION)

                                   31-424220
                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                    1400 Kettering Tower, Dayton, Ohio 45423
                                 (513) 222-2610
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                Joseph M. Rigot
                            Thompson, Hine and Flory
                          2000 Courthouse Plaza, N.E.
                               Dayton, Ohio 45402
                                 (513) 443-6586
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    Copy to:

                           W. Brinkley Dickerson, Jr.
                             Schiff Hardin & Waite
                                7200 Sears Tower
                               Chicago, IL 60606
                                 (312) 876-1000
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                                   PROPOSED         PROPOSED
    TITLE OF EACH CLASS OF                          MAXIMUM          MAXIMUM
           SECURITIES           AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
       TO BE REGISTERED          REGISTERED      PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
--------------------------------------------------------------------------------------------------
Common Shares, without par
  value.......................   1,265,000(2)       $32.00         $40,480,000        $13,959
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices reported on the Nasdaq National Market on December 8, 1995.

(2) Includes up to 165,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.
                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 1995

PROSPECTUS

                                1,100,000 SHARES

                             ROBBINS & MYERS, INC.

                                 COMMON SHARES

                          ---------------------------
     All of the 1,100,000 Common Shares offered hereby are being sold by Robbins & Myers, Inc. (the "Company").

     The Common Shares of the Company are traded on the Nasdaq National Market under the symbol "ROBN." On December 12, 1995, the last reported sale price of the Company's Common Shares on the Nasdaq National Market was $31.00 per share.

                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                           PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                            PUBLIC              COMMISSIONS(1)            COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share..........................            $                       $                       $
-----------------------------------------------------------------------------------------------------------
Total(3)...........................            $                       $                       $
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $          payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 165,000 additional Common Shares on the same terms and conditions as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    and Proceeds to the Company will be $          , $          , and
    $          , respectively. See "Underwriting."

                          ---------------------------

     The Common Shares offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Common Shares will be made at the offices of Lehman Brothers Inc., New York, New York
on or about January   , 1996.

                          ---------------------------

LEHMAN BROTHERS                                          SCHRODER WERTHEIM & CO.

January   , 1996

     This diagram, prepared by Robbins & Myers, Inc., depicts the sectors of the process industries served by the Company, fundamental processes of fluids management systems, and the range of products utilized in these systems.
                 [Description of Chart for EDGAR filing only.]

                                      LOGO

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-288) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1995 filed pursuant to Section 13 of the Exchange Act (the "Form 10-K").

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1995 filed pursuant to Section 13 of the Exchange Act (the "Form 10-Q").

          3. The description of the Company's Common Shares contained in its Registration Statement on Form 10 filed with the Commission on April 19, 1965, as amended by Form 10/A-2, filed on December 13, 1995.

          4. All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to the principal executive offices of Robbins & Myers, Inc., 1400 Kettering Tower, Dayton, Ohio 45423,
(513)222-2610.
                          ---------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company designs, manufactures and markets highly-engineered fluids management products for the process industries on a global basis. The Company's four product lines are glass-lined storage and reactor vessels (38% of fiscal 1995 sales), progressing cavity products (30%), mixing and turbine agitation equipment (22%), and related products such as engineered systems, fluoropolymer linings, and valves (10%). The Company's customers include the chemical, pharmaceutical, oil and gas, wastewater treatment, pulp and paper, food and beverage, and mining industries.

     The Company has achieved leading market shares in each of its main product lines: first worldwide in glass-lined storage and reactor vessels, first domestically in progressing cavity products and second worldwide in mixing and turbine agitation equipment. Its principal brandnames -- Pfaudler, Moyno, and Chemineer -- are well-recognized in the marketplace and are associated with quality products and extensive customer support, including product application engineering, state-of-the-art customer test facilities, and strong aftermarket service and support.

     Since February 1992, the Company has completed six acquisitions as part of a strategy to leverage its fluids management expertise, its leadership in progressing cavity technology, and its operating capabilities into a portfolio of highly-engineered, fluids management products and services. The most significant of these acquisitions occurred in June 1994 when the Company acquired its Pfaudler, Chemineer and Edlon business units. These acquisitions tripled the sales of the Company and provided leading worldwide positions in two additional core product lines for served markets.

     The Company seeks consistent operating performance by offering a portfolio of brandname products to diverse sectors of the process industries, both domestically and internationally, and by maintaining a strong aftermarket (parts and service) business. The Company has a strong presence throughout the process industries and is not significantly dependent on any one sector. It also has achieved a balance of domestic and international sales, with international sales accounting for approximately 45% of sales in fiscal 1995. The Company's large base of installed equipment, coupled with its emphasis on customer service and global presence, has resulted in a strong aftermarket business (which accounted for approximately 38% of sales in fiscal 1995).

     The Company's strategy for future growth and improved profitability is to capitalize on its competitive strengths to take advantage of the increasing desire of customers for a limited number of preferred suppliers serving their worldwide needs. Elements of this strategy include continued focus on responsiveness to customers, further geographic expansion, product line extension through internal growth, strategic acquisitions and alliances, implementation of ongoing operational improvements, and leveraging internal cross-selling opportunities.

                                  THE OFFERING

Common Shares offered by the Company............................  1,100,000
Common Shares to be outstanding after the Offering (1)..........  6,322,571
Use of Proceeds.................................................  To repay certain bank indebtedness incurred in
                                                                  connection with acquisitions.
Nasdaq Symbol...................................................  ROBN

---------------

(1) Based on actual shares outstanding as of December 12, 1995, excluding 399,350 shares issuable after December 12, 1995 upon exercise of options granted under employee benefit plans, with an average exercise price of $16.50 per share.

                           SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                               AT OR FOR THE
                                                                                            THREE MONTHS ENDED
                                             AT OR FOR THE YEAR ENDED AUGUST 31,               NOVEMBER 30,
                                      -------------------------------------------------     -------------------
                                       1991      1992      1993     1994(1)    1995(1)        1994       1995
                                      -------   -------   -------   --------   --------     --------   --------
                                                                                                (UNAUDITED)
OPERATING DATA:
Net sales............................ $78,662   $75,588   $85,057   $121,647   $302,952     $ 68,628   $ 81,212
Gross profit.........................  29,247    30,080    32,761     44,981    101,304       23,041     27,103
Operating income(2)..................  10,915    10,715    10,590     16,248     27,070        6,054      7,967
Income before income taxes...........   9,711     9,832     9,746     10,645     19,033        4,331      6,664
Net income (loss)(3).................   5,012     7,873    (1,840)     6,355     13,157        2,915      4,098
Net income (loss) per share, fully
  diluted(3).........................    $.96     $1.50     $(.35)     $1.21      $2.42         $.55       $.75
Dividends declared per share.........   .1375     .1875     .2375      .2875        .30         .075       .075
BALANCE SHEET DATA:
Total assets......................... $69,258   $74,318   $84,636   $258,130   $270,407     $260,611   $300,136
Long-term debt.......................     879       906         0     80,290     61,834       80,618     80,510
Total debt...........................   1,094       939       971     83,790     67,901       84,118     92,590
Shareholders' equity.................  49,232    56,310    52,342     57,039     69,939       59,801     73,755
Total debt to total
  capitalization(4)..................    2.2%      1.6%      1.8%      59.5%      49.3%        58.4%      55.7%
OTHER DATA:
EBITDA............................... $11,771   $12,335   $12,660   $ 16,482   $ 37,576     $  8,887   $ 11,534
Capital expenditures.................   4,240     4,749     2,579      6,798     10,133        1,867      4,147
Backlog at period-end................  17,762    12,210    20,248     73,944    107,423       77,552    109,684
Return on average common equity(5)...   18.5%     14.9%     11.4%      11.6%      18.6%        20.0%      22.8%

---------------

(1) Results for Pfaudler, Chemineer, and Edlon, which were acquired on June 30, 1994, are included for two months in fiscal 1994 and 12 months in fiscal 1995.

(2) Represents earnings before taxes, interest, restructuring charges of $950 in 1993 and $2,551 in 1994 and other income or expenses. See "Selected Consolidated Financial Data."

(3) Includes aftertax (charges) of $(3,658), $(.71) per share, in 1991 for discontinued operation and $(8,018), $(1.52) per share, in 1993 for cumulative effect of accounting changes and an aftertax gain of $1,332, $.25 per share, in 1995 for early extinguishment of debt.

(4) Total capitalization consists of short-term debt, long-term debt and shareholders' equity.

(5) Annualized for the three month periods.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of Common Shares in the
Offering are estimated to be $               ($               if the
Underwriters' over-allotment option is exercised in full). The Company intends to use such net proceeds to repay certain outstanding bank indebtedness that was incurred in connection with acquisitions.

     As of November 30, 1995, the outstanding indebtedness under the Company's bank credit agreement was comprised of a $36,500,000 term loan and $28,300,000 related to a revolving credit facility. The principal of the term loan is payable in quarterly installments through 2001. Interest rates on both the term loan and revolving credit facility are, at the Company's option, based upon prime rates or a formula tied to LIBOR rates. The effective annual interest rate on the loans was 7.85% at November 30, 1995 and was 7.87% at November 30, 1994.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at November 30, 1995 and as adjusted to reflect the issuance and sale of 1,100,000 Common Shares by the Company in the Offering and the anticipated use of the estimated net proceeds therefrom.

                                                                      NOVEMBER 30, 1995
                                                                   -----------------------
                                                                                    AS
                                                                    ACTUAL       ADJUSTED
                                                                   ---------     ---------
                                                                   (DOLLARS IN THOUSANDS)
                                                                        (UNAUDITED)
     SHORT-TERM DEBT:
       Current portion of long-term debt.........................  $  12,080     $
     LONG-TERM DEBT (LESS CURRENT PORTION):
       Senior debt...............................................     54,213
       Subordinated debt.........................................     26,297
                                                                   ---------     ---------
          Total long-term debt...................................     80,510
                                                                   ---------     ---------
               TOTAL DEBT........................................     92,590
     SHAREHOLDERS' EQUITY:
       Common shares
          Authorized shares--25,000,000
          Outstanding shares--5,222,571 (6,322,571 as
          adjusted)(1)...........................................     21,471
       Retained earnings.........................................     52,957
       Equity adjustment for foreign currency translation........        101
       Equity adjustment to recognize minimum pension
          liability..............................................       (774)            ()
                                                                   ---------     ---------
               TOTAL SHAREHOLDERS' EQUITY........................     73,755
                                                                   ---------     ---------
                 TOTAL CAPITALIZATION(2).........................  $ 166,345     $
                                                                    ========      ========

---------------

(1) Excludes 399,350 Common Shares issuable upon exercise of options granted under employee benefit plans, with an average exercise price of $16.50 per share.

(2) Total capitalization consists of short-term debt, long-term debt and shareholders' equity.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     The Common Shares of the Company are traded on the Nasdaq National Market under the symbol ROBN. The following table sets forth the high and low sale prices of the Common Shares, as reported on the Nasdaq National Market, and dividends paid per share for the periods presented.

                                                                                       DIVIDENDS
                                                                    HIGH      LOW      PER SHARE
                                                                    ----      ----     ---------
                              FISCAL 1994
Quarter Ended:
  November 30, 1993.............................................    $20 3/4   $15 1/2   6 1/4 cents
  February 28, 1994.............................................     19        15 1/2   7 1/2 cents
  May 31, 1994..................................................     20 1/2    17       7 1/2 cents
  August 31, 1994...............................................     20 1/4    18       7 1/2 cents

                              FISCAL 1995
Quarter Ended:
  November 30, 1994.............................................    $20 1/5   $16 3/4   7 1/2 cents
  February 28, 1995.............................................     22 3/4    16 1/2   7 1/2 cents
  May 31, 1995..................................................     28 1/2    20 3/4   7 1/2 cents
  August 31, 1995...............................................     28 3/4    25       7 1/2 cents

                              FISCAL 1996
Quarter Ended:
  November 30, 1995.............................................    $35       $27 1/4   7 1/2 cents
  2nd Quarter through December 12, 1995.........................     33        29 1/2     --

     On December 12, 1995, the last reported sale price for the Common Shares on the Nasdaq National Market was $31.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The following table presents selected consolidated financial data of the Company for the last five fiscal years ended August 31 and for the three-month periods ended November 30, 1994 and 1995. The selected consolidated financial data for the full year periods has been derived from audited consolidated financial statements of the Company. Such selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein and the consolidated financial statements of the Company and the notes thereto included in the Company's Form 10-K and Form 10-Q, which are incorporated herein by reference.

                                                                                                          AT OR FOR THE
                                                                                                        THREE MONTHS ENDED
                                                   AT OR FOR THE YEAR ENDED AUGUST 31,                     NOVEMBER 30,
                                        ---------------------------------------------------------     ----------------------
                                         1991        1992        1993       1994(1)      1995(1)        1994          1995
                                        -------     -------     -------     --------     --------     --------      --------
                                                                                                           (UNAUDITED)
OPERATING DATA:
Net sales.............................  $78,662     $75,588     $85,057     $121,647     $302,952     $ 68,628      $ 81,212
Cost of sales.........................   49,415      45,508      52,296       76,666      201,648       45,587        54,109
                                        -------     -------     -------     --------     --------     --------      --------
Gross profit..........................   29,247      30,080      32,761       44,981      101,304       23,041        27,103
Engineering and development, selling
  and administrative expenses.........   18,332      19,365      22,171       28,733       74,234       16,987        19,136
                                        -------     -------     -------     --------     --------     --------      --------
Operating income......................   10,915      10,715      10,590       16,248       27,070        6,054         7,967
Interest..............................       88          61         116        1,457        7,287        1,795         1,670
Other(2)..............................    1,116         822         728        4,146          750          (72)         (367)
                                        -------     -------     -------     --------     --------     --------      --------
Income before income taxes............    9,711       9,832       9,746       10,645       19,033        4,331         6,664
Income taxes..........................    1,041       1,959       3,568        4,290        7,208        1,416         2,566
                                        -------     -------     -------     --------     --------     --------      --------
Income before special items...........    8,670       7,873       6,178        6,355       11,825        2,915         4,098
Special items, net of tax(3)..........   (3,658)         --      (8,018)          --        1,332           --            --
                                        -------     -------     -------     --------     --------     --------      --------
Net income (loss).....................  $ 5,012     $ 7,873     $(1,840)    $  6,355     $ 13,157     $  2,915      $  4,098
                                        =======     =======     =======     ========     ========     ========      ========
Income per share, fully diluted,
  before special items................  $  1.67     $  1.50     $  1.17     $   1.21     $   2.17     $    .55      $    .75
Special items, net of tax, per share,
  fully diluted(3)....................     (.71)         --       (1.52)          --          .25           --            --
                                        -------     -------     -------     --------     --------     --------      --------
Net income (loss) per share, fully
  diluted.............................  $   .96     $  1.50     $  (.35)    $   1.21     $   2.42     $    .55      $    .75
                                        =======     =======     =======     ========     ========     ========      ========
Dividends declared per share..........  $ .1375     $ .1875     $ .2375     $  .2875     $    .30     $   .075      $   .075
Weighted average number of common
  shares outstanding, fully diluted...    5,221       5,249       5,257        5,252        5,437        5,276         5,486
BALANCE SHEET DATA:
Total assets..........................  $69,258     $74,318     $84,636     $258,130     $270,407     $260,611      $300,136
Long-term debt........................      879         906           0       80,290       61,834       80,618        80,510
Total debt............................    1,094         939         971       83,790       67,901       84,118        92,590
Shareholders' equity..................   49,232      56,310      52,342       57,039       69,939       59,801        73,755
Total debt to total
  capitalization(4)...................     2.2%        1.6%        1.8%        59.5%        49.3%        58.4%         55.7%
OTHER DATA:
EBITDA................................  $11,771     $12,335     $12,660     $ 16,482     $ 37,576     $  8,887      $ 11,534
Capital expenditures..................    4,240       4,749       2,579        6,798       10,133        1,867         4,147
Backlog at period-end.................   17,762      12,210      20,248       73,944      107,423       77,552       109,684
Return on average common equity(5)....    18.5%       14.9%       11.4%        11.6%        18.6%        20.0%         22.8%

---------------

(1) Results of Pfaudler, Chemineer, and Edlon, which were acquired on June 30, 1994, are included for two months in 1994 and 12 months in 1995.

(2) Includes restructuring charges of $950 in 1993 and $2,551 in 1994.

(3) Special items are: 1991 -- discontinued operation, 1993 -- cumulative effect of accounting changes, and 1995 -- extraordinary gain on debt extinguishment.

(4) Total capitalization consists of short-term debt, long-term debt and shareholders' equity.

(5) Annualized for the three month periods.

                                    BUSINESS

     The Company designs, manufactures and markets highly-engineered fluids management products for the process industries on a global basis. The Company's four product lines are glass-lined storage and reactor vessels (38% of fiscal 1995 sales), progressing cavity products (30%), mixing and turbine agitation equipment (22%), and related products, such as engineered systems, fluoropolymer linings, and valves (10%). The Company's customers include the chemical, pharmaceutical, oil and gas, wastewater treatment, pulp and paper, food and beverage, and mining industries.

     The Company has achieved leading market shares in each of its main product lines: first worldwide in glass-lined storage and reactor vessels, first domestically in progressing cavity products, and second worldwide in mixing and turbine agitation equipment. Its principal brandnames -- Pfaudler, Moyno, and Chemineer -- are well-known in the marketplace and are associated with quality products and extensive customer support, including product application engineering, state-of-the-art customer test facilities, and strong aftermarket service and support.

     The Company has manufacturing facilities in the United States, Germany, Scotland, England, Mexico, Brazil, Belgium, and, through a 40%-owned affiliate, in India.

DEVELOPMENT OF FLUIDS MANAGEMENT BUSINESS

     The Company has capitalized on its fluids management expertise, its leading domestic market position in progressing cavity technology, and its operating strengths to build, through acquisitions and internal development, a business committed to serving the fluids management needs of the process industries on a worldwide basis. A critical component of this process was the completion by the Company of six acquisitions since February 1992, which tripled the Company's sales. As a result, the Company believes it has achieved the critical mass and competitive profile necessary to serve its customers successfully in world markets.

     FLUIDS MANAGEMENT EXPERTISE. As an industry leader in glass-lined reactor vessels, progressing cavity technology, and industrial mixers, the Company has a broad understanding of fluid dynamics and its application to the process industries. The Company can offer its customers state-of-the-art test facilities, extensive application engineering expertise, and strong aftermarket support and service capabilities.

     LEADING MARKET POSITIONS. The Company has achieved leading market shares in glass-lined vessels, progressing cavity products and industrial mixers. This product portfolio offers more opportunities to enter new geographic markets, provides an installed base of products to support and build the Company's aftermarket business, and facilitates expansion of business with existing customers through cross-selling and the development of preferred supplier relationships.

     GLOBAL PRESENCE. The Company has manufacturing facilities in eight countries and distributors and representatives throughout the world. This presence enables the Company to respond to customers' desires to establish, on a global basis, continuing relationships with a limited number of preferred suppliers who offer quality products and service on a timely and cost-effective basis.

     DIVERSIFIED REVENUE BASE. The Company has a balance in its business as a result of selling a diverse portfolio of products, serving various sectors of the process industries, having an almost equal mix between domestic and international sales, and emphasizing its aftermarket business. This diversity lessens the impact on the Company of adverse general economic conditions and business cycles in individual sectors within the process industries.

     OPERATING PERFORMANCE. The Company has a demonstrated ability to effectively operate its existing businesses and has been able to improve the profitability of acquired businesses. For example, the operating margins of Pfaudler, Chemineer and Edlon, combined, improved from 6.4% for the three month period ended November 30, 1994 (the first full fiscal quarter following acquisition by the Company) to 9.6% for the three month period ended November 30, 1995.

STRATEGY

     The Company's strategy for future growth and improved profitability is to capitalize on its competitive strengths to take advantage of the increasing desire of customers for a limited number of preferred suppliers serving their needs on a global basis. Elements of this strategy include continued focus on responsiveness to customers, further geographic expansion, product line extension through internal growth, strategic acquisitions and alliances, implementation of ongoing operational improvements, and leveraging internal cross-selling opportunities.

     CUSTOMER RESPONSIVENESS. Customers increasingly are seeking to establish continuing relationships with a reduced number of preferred suppliers which offer timely and cost effective delivery of high quality products, application engineering expertise and service on a global basis. To capitalize on this demand, the Company is expanding its customer service network and reducing response time for product design, fabrication and delivery through the use of new computer-based business systems, concurrent design and manufacturing methods, a decentralized organizational structure and an expanded manufacturing capability.

     GEOGRAPHIC EXPANSION. The Company intends to expand its operations through acquisitions, strategic alliances, and internal growth in geographic areas in which it has a limited presence. Several of the Company's key customers, seeking to serve emerging economies with a local presence, are expanding their operations in less developed regions. The Company intends to focus significant efforts in these areas, particularly the Pacific Rim. The Company believes its expertise in international operations, portfolio of brandname products, and existing customer base will provide important competitive advantages in this effort.

     PRODUCT LINE EXTENSIONS. The Company has development programs underway to adapt its products for applications in additional markets. These programs include the redesign and expansion of its portable mixer line, modification of its progressing cavity oilfield products to expand their capability in oil and gas recovery and drilling, and the development of a new industrial progressing cavity product line to better compete in international and positive displacement markets not currently served.

     STRATEGIC ACQUISITIONS. Strategic acquisitions have been, and management believes will continue to be, an important element of the Company's growth strategy. Any such acquisitions are expected to complement the Company's existing capabilities. Through its recent acquisitions, the Company has demonstrated its ability to integrate and improve the operations of acquired businesses.

     OPERATIONAL IMPROVEMENTS. As part of a continuous improvement objective, the Company is in the process of a comprehensive review of the operations of its acquired businesses. As a result of these initiatives the Company has achieved and expects future additional operating improvements from such items as the implementation of re-engineered business methods and related organizational structure, the installation of new computer-based business systems at several key facilities, consolidation of operations at lower cost facilities, and broader implementation of alternative manufacturing strategies, such as cell manufacturing. These programs have been beneficial for existing businesses and the Company intends to execute similar improvements with any additional businesses it acquires.

     CROSS-SELLING OPPORTUNITIES. The Company's operating units currently market their product lines through different distribution channels, with varying emphasis on particular sectors of the process industries. In 1995, the Company initiated programs to cross sell products to sectors of the process industries which are currently underserved by a particular product line's existing distribution system.

COMPANY PRODUCTS

  Glass-Lined Storage and Reactor Vessels

     The Company's Pfaudler unit manufactures and sells glass-lined storage and reactor vessels and related equipment for use in the chemical, pharmaceutical, and petrochemical industries. Reactor vessels perform critical functions in the production process by providing a temperature, agitation and pressure controlled environment for often complex chemical reactions.

     The Pfaudler unit fabricates steel vessels and bonds glass to the interior of vessels to form a fused composite, referred to as Glasteel(R), which provides a vessel in which materials can be processed or stored in an inert, nonsticking, corrosion-resistant environment. Reactor vessels range in capacities from one to 15,000 gallons, are generally custom-ordered and designed and can be equipped with various accessories, such as agitators, instrumentation and baffles. Storage vessels have capacities up to 25,000 gallons.

  Progressing Cavity Products

     Progressing cavity technology is used in pump products sold to industrial markets, principally the waste-water, pulp and paper, food and beverage, pharmaceutical and chemical markets, and pumps and power sections for the oil and gas recovery and drilling markets. A progressing cavity pump consists of a high strength, single helix steel rod (called the rotor) which rotates in a double helix elastomer-lined steel tube (called the stator). The rotor generates positive displacement in the stator to deliver uniform fluid flow, at rates proportional to the rotational speed of the rotor.

     For industrial markets, the Company markets a wide range of progressing cavity pumps under the brand names Moyno(R) and R&M(R). Progressing cavity pumps are versatile as they can be positioned at any angle and can deliver flow in either direction, without modification or accessories. These pumps are able to handle fluids ranging from high pressure water and shear sensitive materials to heavy, viscous, abrasive, solid-laden slurries and sludges.

     For oil and gas markets, the Company manufactures and sells down-hole pumps and power sections used to drive the drilling element in the drilling of wells. The ability of the progressing cavity technology to be used in severe pumping applications and also as a hydraulic motor has enabled the Company to become a leader in the development of pumping and directional drilling products. Moyno down-hole pumps are used primarily to pump heavy crude oil to the surface and for dewatering gas wells. Moyno down-hole power elements utilize progressing cavity technology to drive the drilling element in oil and gas well drilling.

  Mixing and Turbine Agitation Equipment

     The Company's industrial mixers and turbine agitation equipment are used in a variety of applications, ranging from simple storage tank agitation to critical applications in polymerization and fermentation processes. Industrial mixers are sold under the Chemineer(R), Prochem(R), and Kenics(R) brandnames.

     Chemineer products include a line of high-quality turbine agitators. These gear-driven agitators are available in various sizes, a wide selection of mounting methods, and drive ranges from one to 1,000 horsepower. The Chemineer line also includes top-entry turbine agitators with drive ranges from one-half to five horsepower, designed for less demanding applications, and a line of portable gear-driven and direct drive mixers which can be clamp mounted to tanks to handle batch mixing needs. The principal markets for Chemineer products are the chemical, pharmaceutical, petrochemical, food processing and wastewater treatment industries.

     Prochem industrial mixers are principally belt-driven, side-entry mixers used primarily in the pulp and paper, mining, and mineral processing industries. Kenics mixers are continuous mixing and processing devices, with no moving parts, which are used in specialized static mixing and heat transfer applications.

  Related Products

     The Company also manufactures and markets to the process industries several products which compliment its principal products. These related products include engineered systems, fluoropolymer linings, and valves.

     The Company's engineered systems group designs and sells fluid heating/cooling systems used with reactor vessels to control fluid temperature in the manufacture and processing of pharmaceuticals and specialty chemicals. The engineered systems group also designs and sells fluid separators, known as wiped film evaporators. The Company maintains a computer controlled pilot plant test facility for use by Company and customer engineers to determine and evaluate operating parameters in the production and processing of pharmaceuticals, specialty chemicals, and other products.

     The Company's Edlon unit manufactures and markets fluoropolymer roll covers and liners for process equipment, isostatically molded liners for pipe and flowmeters, and vessel and piping accessories. Its products are principally used in the chemical industry to provide corrosion-resistant environments and in the paper industry for release applications.

FACILITIES

     The Company's executive offices are located in Dayton, Ohio. Set forth below is certain information relating to the Company's principal facilities.

                                     SQUARE                    PRODUCTS MANUFACTURED
             LOCATION                FOOTAGE                 OR OTHER USE OF FACILITY
-----------------------------------  -------         -----------------------------------------
NORTH AND SOUTH AMERICA:
Avondale, Pennsylvania                50,000         Roll covers and liners
Dayton, Ohio                         160,000(1)      Turbine agitators and mixers
Fairfield, California                 60,000         Progressing cavity pumps and power
                                                     sections
North Andover, Massachusetts          30,000(1)      Static mixers and heat exchangers
Rochester, New York                  500,000         Glass-lined vessels
Rochester, New York                   10,000(1)      Parts and field service for glass-lined
                                                     vessels
Springfield, Ohio                    272,800         Progressing cavity pumps and pinch valves
Mexico City, Mexico                  110,000         Glass-lined vessels
Sao Jose Dos Campos, Brazil           30,000(1)      Air handlers
Taubate, Brazil                      100,000         Glass-lined vessels
EUROPE:
Schwetzingen, Germany                400,000         Glass-lined vessels
Leven, Scotland                      240,000         Glass-lined vessels, roll covers and
                                                     liners
Bilston, England                      50,000         Parts and reglassing for glass-lined
                                                     vessels
Bolton, England                       10,000         Gaskets for glass-lined vessels
Derby, England                        20,000(1)      Turbine agitators and mixers
Kearsley, England                     14,000         Parts and field service for glass-lined
                                                     vessels
Southhampton, England                 10,000(1)      Assembly operation for progressing cavity
                                                     pumps
Petit-Rechain, Belgium                15,000         Progressing cavity products
ASIA:
Gujurat, India                       350,000(2)      Glass-lined vessels
Singapore                              5,000(1)      Assembly operation for progressing cavity
                                                     pumps

---------------

(1) Leased facility.

(2) Facility of a 40% owned affiliate

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT ACQUISITIONS

     The purchase of Pfaudler, Chemineer and Edlon (the "acquired companies") in June of 1994, significantly changed the business and financial profile of the Company. As a result of the acquisitions, critical elements of the Company's strategy to expand its capabilities to serve the fluids management needs of the process industries, to offer a balanced portfolio of products with brand-name recognition, and to have a strong presence in global markets were achieved.

     The acquisitions allowed the Company to almost triple its total sales and to increase its international sales to approximately 45% of consolidated sales. The results of the acquired companies are included for 12 months in fiscal 1995 and for two months in the prior year, which significantly impacts year-to-year comparisons. First quarter fiscal 1995 and 1996 are periods that include comparable operations.

RESULTS OF OPERATIONS

     FIRST QUARTER FISCAL 1996 -- Net income of $4.1 million was 40.6% higher than in the first quarter of 1995. Earnings per share of $.75, fully diluted, increased 36.4% from the first quarter of 1995. These increases are primarily the result of volume increases, as discussed below.

     Net sales for the first quarter of 1996 were $81.2 million, an increase of 18.3% over the same period of the prior year. This increase was primarily driven by strong market demand for the Company's mixing and turbine agitation equipment and glass-lined storage and reactor vessels. These products are primarily sold to the pharmaceutical, chemical, and petrochemical markets, which are expected to remain strong at least through 1996. In addition, the Company expanded its aftermarket business from the prior year, resulting in increased sales. Company backlog is at a record level of $110 million at the end of the quarter, $3 million higher than at August 31, 1995, and $32 million higher than at November 30, 1994.

     The gross profit percentage of 33.4% for the first quarter of 1996 was relatively constant with the 33.6% for the first quarter of 1995, despite the higher sales levels in 1996. This relationship is a result of product mix, as the margins for the products with the greatest sales increases, industrial mixers and reactor vessels, are traditionally lower than the Company's progressing cavity pump products. Margins for industrial mixers and reactor vessels, however, have improved over the prior year as a result of higher volume and profitability improvement measures, including restructuring, implemented by the Company.

     Engineering and development, selling and administrative expenses decreased as a percentage of sales from 24.7% in the first quarter of 1995 to 23.6% in the first quarter 1996. This decrease results from the higher sales volume and the fixed nature of certain of these expenses.

     Interest expense decreased to $1.7 million in the current quarter from $1.8 million in the same quarter of the prior year. Midway through the first quarter of 1996, 1.85 million stock appreciation rights were retired for $18 million, which was financed through senior debt. However, average debt levels were approximately $4 million lower in the first quarter of 1996 than in the first quarter of 1995, which was the primary reason for the decrease in interest expense.

     The effective tax rate increased from 32.7% in the first quarter of 1995 to 38.5% in 1996. The tax rate for the first quarter of 1995 reflected utilization of some foreign net operating loss carryforwards. The 1996 tax rate is more reflective of ongoing operations and comparable to 1995's overall rate of 37.9%.

     FISCAL 1995 -- Sales reached $303.0 million and net income rose to $13.2 million or $2.42 per share, assuming full dilution. This compares to sales of $121.6 million and net income of $6.4 million or $1.21 per share for 1994. The increase in both sales and net income is due primarily to the acquired companies. However, it should be noted that the Company's traditional businesses also experienced a good year with sales reaching $102.5 million, an 11% increase. Operating income of these businesses, which excludes corporate, interest and amortization expense, reached $19.4 million, a 10% increase.

     The rate of profitability as measured by operating income to sales relationships declined for domestic operations in both 1994 and 1995. This is due to the rate for the acquired businesses being lower than that enjoyed by the Company's historic businesses.

     Profitability is further impacted by the fact that the foreign businesses are currently less profitable than domestic businesses. For 1995, the European businesses are impacted primarily by the German operation which accounts for 52% of European sales but is only nominally profitable. An important program for changing how the Company conducts business in Germany and the related cost structure is underway and progress is expected in 1996. The Company believes that the European businesses have an operating profit potential of 10% which could be attained in three to five years. The lower rate of profitability for the other foreign businesses is due in part to their being start-up operations.

     Operating income also includes a pre-tax write off of $1.6 million representing the value of the Company's remaining investment in Hazleton Environmental. The partnership was liquidated in 1995 which terminated the Company's relationship with the venture.

     Finally, during the year, the Company negotiated the repurchase of $25 million of subordinated debt issued as a part of the consideration for the acquired companies. The transaction generated an after-tax extraordinary gain of $1.3 million and is so reflected in the results for the year.

     Approximately 870 of the Company's 2,400 employees are covered by three collective bargaining agreements. Two of these agreements were entered into in 1995 for three-year terms. The third agreement, covering approximately 260 employees at the Company's Springfield, Ohio facility, expires on January 31, 1996.

     FISCAL 1994 -- The acquisitions and related restructure transactions had a significant impact on 1994 operating results. Aided by the inclusion of the acquired businesses for July and August, sales increased to $121.6 million or 43% and net income to $6.4 million or 3% greater than income before cumulative effect of accounting changes earned for 1993. For the period owned, the acquired businesses accounted for $29.3 million in sales and provided sufficient income before tax to cover the additional interest and amortization expense incurred as a result of the transaction.

     The Company's traditional businesses enjoyed a good year in 1994. Sales increased 8.5% and net income, before considering the restructure provision for the year, increased 28%. Improved sales were seen for products to the oilfield and industrial mixer markets. In addition, improved operating results were seen in Europe related to the restructuring process that took place there during the year. Recent orders improved for all traditional products with year end backlogs having increased 5% over those of the prior year.

     The Pfaudler business unit had been in the process of restructuring its operations prior to being acquired by the Company. The provisions were primarily for employee termination costs and related to the Rochester, N.Y., Mexico and German operations. The actions in Rochester, N.Y. and the curtailment of new product manufacturing operations in Mexico were completed as planned in 1995 and the reorganization of the German facility is continuing and is expected to be substantially completed in fiscal year 1996. This reorganization of the German facility is the the most important phase of a longer term profitability improvement plan at the European locations.

     In addition to the restructure process taking place at Pfaudler, the acquisition of the Chemineer industrial mixer business offered the opportunity to integrate Chemineer with the Company's Prochem mixer operation. This action is expected to be completed by the end of the second quarter of fiscal year 1996.

LIQUIDITY AND CAPITAL RESOURCES

     During the first quarter of 1996, 1.85 million of outstanding stock appreciation rights were retired for $18 million. Also, capital expenditures, debt repayments and uses for working capital needs (exclusive of cash) required $4.1 million, $5.9 million and $9.5 million in cash for the quarter, respectively. These uses of cash were financed through funds generated from operations (exclusive of working capital increases) of $8.3 million and senior debt borrowings of $30.4 million.

     As discussed in "Use of Proceeds," the Company will repay certain bank indebtedness with the proceeds from this Offering. Notwithstanding the Offering, the Company expects operating cash flow to be adequate for the remainder of fiscal year 1996's needs, including scheduled debt service and shareholder dividend requirements. Major cash requirements for the remainder of 1996 are planned capital expenditures of $12 million. Capital expenditures include both cost reductions and replacement items and exceed expected depreciation of $7.5 million for the same period.

     At November 30, 1995, the Company has approximately $10 million available under its current bank credit agreements, which management believes is adequate to meet its needs.

     Given the high levels of debt at the end of fiscal 1994, the Company placed a strong emphasis on debt reduction for 1995. While the effort was successful, funding of programs with long term importance was continued. The best evidence of this is the $12.9 million investment to purchase Pharaoh Corp. and Cannon Process Equipment, Ltd. which enhanced the service component of the reactor vessel business. In addition, $10.7 million was spent during 1995 for capital expenditures as the Company continued to modernize production capability. The result of the debt reduction emphasis was a decrease of $15.9 million in total debt by year end. These uses of cash were financed by cash flow from operations of $32.4 million and the reduction of cash balances during the year.

     Cash and cash equivalents decreased $5.9 million in 1995. The decline is primarily the result of a continuing foreign cash management program. It is the Company's general intention to repatriate cash from foreign business units in excess of operating requirements and no significant restrictions are known which would preclude accomplishing this objective. This program is expected to result in an additional cash reduction of $3-$5 million during 1996. The rates used to record income tax expense have been adjusted to provide for taxes associated with the plan.

                             PRINCIPAL SHAREHOLDER

     Set forth below is certain information about the only person known by the Board of Directors of the Company to be a beneficial owner of more than 5% of the outstanding common shares of the Company as of December 12, 1995.

                                    NUMBER OF COMMON
                                  SHARES BENEFICIALLY
       NAME AND ADDRESS           OWNED AS OF 12/12/95     % OF CLASS
------------------------------    --------------------     ----------
M.H.M. & Co., Ltd.
830 Hanna Building
Cleveland, Ohio 44115                   1,459,866             28.0%(1)

---------------

(1) M.H.M. & Co., Ltd. is an Ohio limited partnership (the "Partnership"). Maynard H. Murch Co., Inc. is the managing general partner, and Thomas P. Loftis is the other general partner, of the Partnership. Partnership decisions with respect to the voting and disposition of Company shares are determined by Maynard H. Murch Co., Inc., whose board of directors is comprised of Maynard H. Murch IV and Robert B. Murch, who are brothers, and Creighton B. Murch, who is their first cousin. Maynard H. Murch IV is Chairman of the Company.

                         DESCRIPTION OF CAPITAL SHARES

     The Company has one class of shares, namely Common Shares, without par value. The Company is authorized to issue 25,000,000 Common Shares; and at December 12, 1995, there were 5,222,571 Common Shares outstanding. All of the outstanding Common Shares are fully paid and nonassessable, and all of the Common Shares offered by the Company will be, upon issuance, fully paid and non-assessable. Shareholders do not have pre-emptive rights to purchase any securities of the Company.

     Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The ability of the Company to pay dividends is subject to certain contractual limitations in its credit agreements. Upon liquidation, holders of Common Shares are entitled to receive a pro rata share of all assets available to shareholders.

     Key Corp Shareholder Services is transfer agent and registrar of the Common Shares.

     Holders of Common Shares are entitled to one vote per share upon all matters presented to shareholders. Shareholders do, however, have cumulative voting rights in the election of directors.

     Article II of the Company's Code of Regulations divides the Board of Directors of the Company into two classes, one class comprised of four directors and one class of three directors. One class of directors is elected each year to serve for a two-year term. Directors may not be removed from office without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company. Article II of the Code of Regulations provides that only persons who are nominated in accordance with a specified procedure are eligible for election as directors. The procedure requires that notice of the nomination, together with the specified information concerning the nominee, must be given to the Company not less than 50 nor more than 75 days prior to the meeting at which directors are to be elected. Article II may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the voting power of the Company.

CERTAIN OHIO LEGISLATION

     Ohio's "Control Share Acquisition Act" generally requires shareholder approval of any acquisition of shares of an Ohio corporation which would result in the acquiring person first reaching or exceeding ownership of one-fifth, one-third or a majority of the total voting power of the corporation. Any such control share acquisition cannot be consummated unless authorized by the holders of: (i) a majority of the voting power of the corporation present at a meeting of shareholders, and (ii) a majority of such voting power other than shares held by the acquiring person or an officer or employee who is a director of the corporation, and other than shares acquired by a person or group after announcement of the proposed control share acquisition if the amount so acquired exceeds 1/2% of the outstanding voting shares or was acquired for a consideration exceeding $250,000.

     Ohio's "Merger Moratorium Act" prohibits an Ohio corporation from engaging in specified transactions such as merger, certain asset sales, certain issuances of shares, a liquidation or the like with a beneficial owner of 10% or more of the outstanding voting power of the corporation during the three-year period following the date the person became the owner of the 10% interest, unless prior to such date the transaction or the acquisition of shares was approved by the directors of the corporation. After the three-year period, such transactions may be entered into if approved by the holders of at least two-thirds of the voting power of the corporation (including by the holders of at least a majority of the shares held by persons other than an interested person, as defined in the statute) or if the consideration to be paid in the transaction is at least equal to certain specified amounts.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of Common Shares set forth opposite their respective names below:

                                                                         NUMBER OF
                                      NAME                                SHARES
          -------------------------------------------------------------  ---------
          Lehman Brothers Inc..........................................
          Schroder Wertheim & Co. Incorporated.........................

                                                                         ---------
                    Total..............................................
                                                                         ==========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase Common Shares are subject to certain conditions, and that if any of the foregoing Common Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all Common Shares agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company has been advised that the Underwriters propose to offer the Common Shares directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession
not in excess of $       per share. The Underwriters may allow and the selected
dealers may reallow a concession not in excess of $       per share to certain
other brokers and dealers. After the public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 165,000 Common Shares at the public offering price, less the aggregate underwriting discounts and commissions, shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has agreed that without the written consent of the Underwriters, it will not offer, sell, contract to sell or otherwise dispose of any Common Shares or any securities, convertible or exchangeable therefor, for a period of 90 days from the date of this Prospectus, subject to limited exceptions.

     M.H.M. & Co., Ltd. and the Company's directors and executive officers, who collectively held as of December 12, 1995 an aggregate of 1,842,869 Common Shares and options to purchase Common Shares, have agreed that without the consent of the Underwriters they will not offer, sell, contract to sell or otherwise dispose of any Common Shares or any securities convertible into or exchangeable therefor for a period of 90 days from the date of this Prospectus.

     Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Shares may engage in "passive market making" in the Common Shares on the Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq by a market marker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Shares being offered hereby will be passed upon for the Company by Thompson, Hine and Flory, Dayton, Ohio, counsel for the Company. Certain legal matters in connection with the issuance of the Common Shares will be passed upon for the Underwriters by Schiff Hardin & Waite, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Form 10-K for the year ended August 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  [PICTURE]                                     [PICTURE]

    PFAUDLER(R) GLASS-LINED REACTOR VESSEL     PFAUDLER(R) GLASS-LINED STEEL REACTOR VESSEL
                                         [PICTURE]

                           PFAUDLER OPERATES THE LARGEST VERTICAL
                          LOAD FURNACE IN THE NORTHERN HEMISPHERE
                  [PICTURE]                                     [PICTURE]

       MOYNO(R) PROGRESSING CAVITY PUMP                   MOYNO(R) SANITARY PUMP
                  [PICTURE]                                     [PICTURE]

        CHEMINEER(R) TURBINE AGITATOR                        PROCHEM(R) MIXER

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information..................     2
Information Incorporated by
  Reference............................     2
Prospectus Summary.....................     3
Use of Proceeds........................     5
Capitalization.........................     5
Price Range of Common Shares and
  Dividends............................     6
Selected Consolidated Financial Data...     7
Business...............................     8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    12
Principal Shareholder..................    14
Description of Capital Shares..........    14
Underwriting...........................    16
Legal Matters..........................    17
Experts................................    17

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                1,100,000 SHARES

                                      LOGO

                                 COMMON SHARES
                          ---------------------------

                                   PROSPECTUS

                                JANUARY   , 1996

                          ---------------------------
                                LEHMAN BROTHERS
                            SCHRODER WERTHEIM & CO.

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (TO BE COMPLETED BY AMENDMENT).

     The following is an itemized statement of the expenses (all but the SEC Registration fees and NASD fees are estimates) in connection with the issuance of the Common Shares being registered hereunder.

SEC Registration fees.........................................................     $ 13,959
Transfer agent fees...........................................................     $  5,000
Blue Sky fees and expenses....................................................     $ 20,000
Printing and engraving expenses...............................................     $ 65,000
Legal fees and expenses.......................................................     $ 75,000
Accounting fees and expenses..................................................     $ 30,000
NASD fees.....................................................................     $
Miscellaneous.................................................................     $
                                                                                  ----------
     TOTAL....................................................................     $
                                                                                  ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 2 of Article V of the Code of Regulations of the Company sets forth certain rights of directors and officers of the Company to indemnification. Such rights provide indemnification by the Company to the extent permitted by Ohio law. The liabilities against which a director and officer may be indemnified and factors employed to determine whether a director and officer is entitled to indemnification in a particular instance depend on whether the proceedings in which the claim for indemnification arises were brought (a) other than by and in the right of the Company ("Third Party Actions") or (b) by and in the right of the Company ("Company Actions").

     In Third Party Actions, the Company will indemnify each director and officer against expenses, including attorneys' fees, judgments, decrees, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened or actual proceeding in which he may be involved by reason of his having acted in such capacity, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any matter the subject of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful.

     In Company Actions, the Company will indemnify each director and officer against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any such proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification is permitted with respect to (i) any matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines such person is entitled to indemnification and (ii) any liability asserted in connection with unlawful loans, dividends, distribution, distribution of assets and repurchase of Company shares under Section 1701.95 of the Ohio Revised Code.

     Unless indemnification is ordered by a court, the determination as to whether or not an individual has satisfied the applicable standards of conduct (and therefore may be indemnified) is made by the Board of Directors of the Company by a majority vote of a quorum consisting of directors of the Company who were not parties to the action; or if such a quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or by shareholders of the corporation.

     Section 2 of Article V of the Company's Code of Regulations does not limit in any way other indemnification rights to which those seeking indemnification may be entitled. The Company has entered into an indemnification agreement with each director of the Company, the form of which was approved by the shareholders of the Company. A copy of such agreement was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended August 31, 1993.

     The Company maintains insurance policies which presently provide protection, within the maximum liability limits of the policies and subject to a deductible amount for each claim, to the Company under its indemnification obligations and to the directors and officers with respect to certain matters which are not covered by the Company's indemnification obligations.

ITEM 16.  EXHIBITS

     Each of the following Exhibits is filed or incorporated by reference in this Registration Statement.

 EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBIT
----------  ---------------------------------------------------------------------------------
    1       Form of Underwriting Agreement
    4.1     Articles of Incorporation+
    4.2     Code of Regulations+
    5       Opinion of Thompson, Hine and Flory, counsel to the Registrant
   23.1     Consent of Thompson, Hine and Flory, counsel to the Registrant
   23.2     Consent of Ernst & Young LLP
   24       Powers of Attorney*

---------------

+ Incorporated by reference

* A power of attorney whereby various individuals authorize the signing of their names to any and all amendments to this Registration Statement and other documents submitted in connection therewith is contained on the signature page following Part II of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling person of the Registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time if was declared effective; and (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DAYTON, STATE OF OHIO, ON THE 13TH DAY OF DECEMBER, 1995.

                                            ROBBINS & MYERS, INC.

                                            By:
                                               -------------------------------
                                               Daniel W. Duval, President and
                                               Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                 Director, President and Chief Executive      December 13, 1995
-------------------------        Officer (principal executive officer)
Daniel W. Duval
                                 Vice President and Chief Financial           December 13, 1995
-------------------------        Officer (principal financial officer)
George M. Walker
                                 Controller (principal accounting officer)    December 13, 1995
-------------------------
Kevin J. Brown

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel W. Duval, George M. Walker and Joseph M. Rigot his true and lawful attorneys-in-fact and agent, with full power of substitution, and each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

------------------------                         Director                     December 13, 1995
Robert J. Kegerreis


------------------------                         Director                     December 13, 1995
Thomas P. Loftis


------------------------                         Director                     December 13, 1995
Maynard H. Murch, IV


------------------------                         Director                     December 13, 1995
William D. Manning, Jr.


------------------------                         Director                     December 13, 1995
John N. Taylor, Jr.


------------------------                         Director                     December 13, 1995
Jerome F. Tatar

                               INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------------------
      (1)       Form of Underwriting Agreement..............................................     1
    (4.1)       Amended Articles of Incorporation of Robbins & Myers, Inc. were filed as
                Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended
                February 28, 1995...........................................................     2
    (4.2)       Code of Regulations of Robbins & Myers, Inc. was filed as Exhibit 3.2 to the
                Company's Report on Form 10-Q for the quarter ended February 28, 1995.......     2
      (5)       Opinion of Thompson, Hine and Flory, counsel to the Registrant..............     3
   (23.1)       Consent of Thompson, Hine and Flory, counsel to the Registrant (to be
                contained in its opinion)...................................................     3
   (23.2)       Consent of Ernst & Young LLP................................................     1
     (24)       Powers of Attorney (set forth at signature page to this Registration
                Statement)

---------------

1 -- Filed herewith

2 -- Incorporated by reference

3 -- To be filed by Amendment